      Filing under Rule 425
      ---------------------

      Filer: Burlington Northern Santa Fe Corporation
      Companies that are subject to the filing:
               Canadain National Railway Company
               North American Railways, Inc.
      Registration Statement No. 333-94397
[BNSF LOGO]                                             NEWS


Contact:  Richard Russack                       FOR IMMEDIATE RELEASE
     (817) 352-6425


                      Burlington Northern Santa Fe Reports
                          Record First Quarter Results

 . Earnings of $0.55 per diluted share -- up 10 percent from first quarter 1999 earnings of $0.50 per diluted share.

 . First quarter operating income of $510 million -- $30 million or 6 percent higher than first quarter 1999 operating income of $480 million.

 . Revenues of $2.24 billion, an increase of $55 million or 3 percent over first quarter 1999 revenues of $2.18 billion.

 . Operating ratio for the first quarter 2000 improved to 77.2 percent compared with 78.0 percent in first quarter 1999.

     FORT WORTH, Texas, April 25, 2000 - - Burlington Northern Santa Fe Corporation (BNSF) (NYSE: BNI) today reported record first quarter earnings of $0.55 per share on a diluted basis, a 10 percent increase from first quarter 1999 earnings of $0.50 per share.

     "During the first quarter, we continued to focus on customer service, as our system on-time performance reached a record 93.7 percent compared with 88.7 percent for the first quarter 1999 and 91.0 percent for the full-year 1999," said Robert D. Krebs, BNSF Chairman and Chief Executive Officer. "Despite about a 30 percent increase in our fuel prices, first quarter 2000 operating income was a record $510 million compared with $480 million for the same 1999 period."


                                   - more -

BNSF 1Q Earnings/Page Two

     Revenues of $2.24 billion for the first quarter 2000 were $55 million higher than the first quarter 1999. Intermodal revenues increased $46 million, or 8 percent, to $618 million reflecting increases in the international, truckload and direct marketing sectors. Carload revenues reached $645 million, an increase of $26 million, or 4 percent, from last year due to increases in most sectors. Automotive revenues improved $16 million, or 15 percent, to $124 million, primarily due to continued growth in vehicle shipments. Agricultural commodity revenues increased $12 million, or 4 percent, to $322 million, primarily due to stronger soybean and wheat exports and increased domestic demand for soybeans and northern wheat. Coal revenues declined $36 million, or 6 percent, to $529 million due in part to a decrease in demand as a result of mild winter weather.

     Operating expenses of $1.73 billion were $25 million, or 1 percent, higher than 1999 despite an increase in volume of 3 percent. Fuel expense was $46 million higher than 1999 despite flat consumption, as the average cost of diesel fuel per gallon, including hedge effects, rose from 56 cents to 72 cents. The increase in fuel expense was partially offset by lower equipment rents, materials and other expenses.

     Operating income increased 6 percent to $510 million for the first quarter 2000 compared with $480 million for the same period in 1999. The operating ratio improved slightly to 77.2 percent for the first quarter 2000 compared with an operating ratio of 78.0 percent for the first quarter 1999.

Common Stock Repurchases

     BNSF repurchased 26.7 million shares at an average price of $21.87 during the first quarter of 2000. On April 20, 2000, the Board of Directors authorized the extension of the current BNSF share repurchase program, adding 30 million shares to the total of 60 million shares previously authorized in equal amounts in July 1997 and December 1999. BNSF has repurchased substantially all of the shares previously authorized.


                                   - more -

BNSF 1Q Earnings/Page Three


BNSF/CN Combination Update

     BNSF is vigorously pursuing avenues of appeal to obtain a prompt hearing on its application for the proposed combination with Canadian National Railway Company within the time frames established by statute. BNSF filed with the D.C. Circuit Court of Appeals a petition for review of the Surface Transportation Board's March 17, 2000 order imposing a 15-month moratorium on the filing of any application for approval of a combination involving Class I railroads. BNSF anticipates action by that Court in the near future on our motions seeking a stay of the STB's order as well as expedited judicial review of the merits of the Board's decision. In addition, BNSF plans to actively participate in the STB's recently announced proceeding to examine if new or revised rules should apply to rail consolidations.

     Through its subsidiary, The Burlington Northern and Santa Fe Railway Company, headquartered in Fort Worth, Texas, BNSF operates one of the largest rail networks in North America with 33,500 route miles of track covering 28 states and two Canadian provinces.

Consolidated financial statements follow.

North American Railways, Inc. and CN have filed a registration statement on Form F-4/S-4 with the Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. This filing also includes the preliminary proxy statement for the shareholders' meetings to be held for approval of the combination. Investors should read this document and other documents filed with the SEC by CN, BNSF, and North American Railways, Inc. about the combination because they contain important information. These documents may be obtained for free at the SEC's Web site, www.sec.gov . Other
                                                          -----------
filings made by BNSF on Forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary's office, 817-352-6856. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.


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

Burlington Northern Santa Fe Corporation
Consolidated Statement of Income
(Unaudited.  In millions, except per share data)

                                                   Three Months Ended
                                                         March 31,
                                                    -----------------------

                                                     2000             1999
                                                    ------           ------

Revenues                                            $2,238           $2,183
                                                    ------           ------

Operating Expenses
  Compensation and benefits                            698              690
  Purchased services                                   231              229
  Depreciation and amortization                        222              219
  Equipment rents                                      179              193
  Fuel                                                 211              165
   Materials and other                                 187              207
                                                    ------           ------
      Total Operating Expenses                       1,728            1,703
                                                    ------           ------


Operating Income                                       510              480
Interest Expense                                       104               94
Other Income (Expense) - Net                           (15)              (9)
                                                    ------           ------

Income Before Income Taxes                             391              377
Income Tax Expense                                     148              141
                                                    ------           ------

Net Income                                          $  243           $  236
                                                    ======           ======

Earnings Per Share
  Basic Earnings Per Share                          $ 0.55           $ 0.50
  Diluted Earnings Per Share                        $ 0.55           $ 0.50
                                                    ======           ======

Average Shares Outstanding
  Basic                                              444.2            469.3
  Diluted                                            445.5            474.7
                                                    ======           ======


Operating Ratio                                       77.2%            78.0%
                                                    ======           ======

Statement Explanation:
----------------------
Certain prior period revenues and expenses have been reclassified to conform to the current period presentation.

Burlington Northern Santa Fe Corporation
(Unaudited. In millions)


Condensed Consolidated Balance Sheet


                                                                March 31,              December 31,
                                                                   2000                    1999
                                                                 -------                 -------
Assets

 Cash and cash equivalents                                       $    32                 $    22
 Other current assets                                                956                   1,044
                                                                 -------                 -------
   Total current assets                                              988                   1,066

 Properties and other assets                                      22,906                  22,634
                                                                 -------                 -------

 Total Assets                                                    $23,894                 $23,700
                                                                 =======                 =======

Liabilities and Stockholders' Equity

 Long-term debt and commercial paper due within one              $   127                 $   158
 Other current liabilities                                         1,865                   1,917
 Long-term debt and commercial paper                               6,285                   5,655
 Deferred income taxes                                             6,133                   6,097
 Other liabilities                                                 1,697                   1,701
 Stockholders' equity                                              7,787                   8,172
                                                                 -------                 -------

 Total Liabilities and Stockholders' Equity                      $23,894                 $23,700
                                                                 =======                 =======



Condensed Consolidated Cash Flow Information


                                                                      Three Months Ended
                                                                            March 31,
                                                                 -------------------------------

                                                                   2000                   1999
                                                                 -------                 -------
Cash provided by operating activities                              $ 540                   $ 416
Cash used for capital expenditures                                  (257)                   (373)
Other investing activities                                          (235)                   (204)
Dividends Paid                                                       (55)                    (56)
                                                                 -------                 -------

     Free Cash Flow (Deficit) after Dividends Paid                    (7)                   (217)

Purchase of BNSF common stock                                       (583)                   (100)
Other financing activities                                             1                      45
                                                                 -------                 -------

Net Debt Incurred                                                  $ 589                   $ 272
                                                                 =======                 =======

Burlington Northern Santa Fe Corporation
Supplemental Data
(Unaudited)

                                                                       Three Months Ended
                                                                            March 31,
                                                                    -------------------------
                                                                      2000             1999
                                                                    -------           -------
Revenues (In millions)

Carload                                                             $   645           $   619
Intermodal                                                              618               572
Coal                                                                    529               565
Agricultural Commodities                                                322               310
Automotive                                                              124               108
                                                                    -------           -------
Total Freight Revenues                                                2,238             2,174
Other Revenues                                                            -                 9
                                                                    -------           -------

Total Revenues                                                      $ 2,238           $ 2,183
                                                                    =======           =======


Operating ratio                                                        77.2%             78.0%
Revenue ton miles (billions)                                          121.0             113.6
Freight revenue per thousand revenue ton miles                      $ 18.50           $ 19.14
Cars/Units (thousands)                                                1,988             1,926
Average freight revenue per car/unit                                $ 1,126           $ 1,129
Employees (average)                                                  39,254            42,590



Statement Explanation:
----------------------
Certain prior period revenues and expenses have been reclassified to conform to the current period presentation.